Avanti Acquisition Corp.

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

September 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Sondra Snyder

Re:	Avanti Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted August 4, 2020
CIK No. 0001819608

Ladies and Gentlemen:

This letter sets forth responses of Avanti Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 28, 2020, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered Staff’s comment immediately below comment.

In addition, the Company has revised its Draft Registration Statement in response to the Staff’s comment and the Company is concurrently filing an amended Registration Statement on Form S-1 with this letter.

Draft Registration Statement on Form S-1 submitted August 4, 2020

Dilution, page 78

1.

Staff’s comment: The number of shares shown in the tabular presentation as “Ordinary shares forfeited if over-allotment is not exercised” should be shown as a deduction from the total number of shares included in the denominator. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Cedric Van den Borren at +44 20-7469-2380 of Kirkland & Ellis LLP.

Sincerely,

/s/ Nassef Sawiris
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Cedric Van den Borren
Kirkland & Ellis LLP

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